

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 6, 2006

Robert V. Staats
Secretary
VoIP, Inc.
12330 S.W. 53rd Street, Suite 712
Ft. Lauderdale, Florida 33330

RE: VoIP, Inc.
Preliminary Schedule 14A; File No. 0-28985
Filed November 9, 2006

Dear Mr. Staats:

We have limited our review of your preliminary Schedule 14A to disclosure related to the charter amendment proposal and related matters and have the following comments. Please revise your filing to comply with these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Information about the Annual Meeting, page 1

1.   We note the items listed on your proxy card for shareholder approval. If true, please clarify on page one and elsewhere in the proxy statement that proxies will not be used to vote to adjourn the meeting in order to continue to solicit votes to approve the matters. Please note that, if persons named as proxies intend to use granted proxies to vote to adjourn the meeting, you must include a separate box on the proxy card to allow stockholders to grant that authority expressly. You should also include a brief discussion of the authority that is being sought in the proxy statement.

Security Ownership of Certain Beneficial Owners, page 6

2.   Include beneficial ownership information as of a recent date. Also state in note one to the beneficial ownership table the common stock conversion rate that you used to calculate the number of shares of common stock that WQN beneficially owns upon conversion of the promissory note and any other convertible VoIP securities that it owns.

Proposal No. Three…To Authorize 25,000,000 Shares of Preferred Stock, page 18

Information about WQN, Inc., page 19

3.   We note from page 21 of your proxy statement that you may have operations in Iran, a country identified as a state sponsor of terrorism by the State Department and subject to export controls and sanctions administered by the Commerce Department's Bureau of Industry and Security and the Treasury Department's Office of Foreign Assets Control. Apart from the references to Iranian markets, neither your Form 10-KSB nor your proxy statement contains disclosure relating specifically to operations in or contacts with Iran. Please describe in your response letter your current, past and anticipated operations in and contacts with Iran, if any, including through subsidiaries, affiliates and other direct and indirect arrangements.

4.   In your response letter, discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of Iran's status as a state sponsor of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders. Please describe the extent to which the government of Iran or entities controlled by it are intermediaries or receive financing in connection with your operations associated with that country.

5.   Your materiality analysis in your response letter should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran. Please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.

        For example, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies operating in Iran.

        Please also address in your response letter the impact of your regulatory compliance programs, such as programs designed to prevent terrorism funding, which cover operations and contacts associated with Iran, and any internal risk assessment undertaken in connection with business in Iran.

The Acquisition, page 25

6.   Provide more details regarding the board's consideration of the WQN acquisition, including the factors the board considered in reaching its decision and in valuing the acquired assets and whether there were significant disagreements among the parties in reaching material terms during the course of negotiations.

What WQN, Inc. Received in the Acquisition, page 26

7.   Disclose as of a recent date the amount of shares of your common stock into which the Series A Preferred Stock held by WQN may be converted. In addition, state the amount of shares of your common stock into which the promissory note may directly convert if your proposal regarding authorized preferred stock is not approved by stockholders.

8.   State the number of shares of your common stock you currently intend to issue
        WQN pursuant to the price guarantee, once you have sufficient authorized
        common stock.

Proposal No. 4…To Increase the Number of Common Stock…, page 30

9.   You state on page 31 that the increase in authorized common stock "would enable
        the Company to comply with its contractual obligations including those described
        [Illegible]." Please revise your disclosure here to include a table listing the
        obligations that you currently intend to satisfy with issuances of common stock
        once the proposal is approved. Include a column that states, for each listed
        obligation, the related number of shares of common stock that would satisfy the
        obligation, and also include in a separate row or column in the table the total
        number of shares of common stock that you intend to issue regarding all of the
        listed obligations.

10.   Describe the material terms of the settlement agreements mentioned on page 31.

11.   Significantly expand your discussion of the adverse consequences, such as
        dilution, for example, to your current common stockholders if the proposed
        increase in authorized common stock occurs, enabling you to issue the amount of
        shares you described earlier in this section.

Available Information, page 33

12.   Revise to include the current address of our public reference room at 100 F.
        Street, N.E., Washington, D.C. 20549.

                                *   *   *   *
        As appropriate, please revise your filing and respond to these comments. You
may wish to provide us with marked copies of any amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please furnish your cover letter on EDGAR. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments regarding the preliminary proxy statement, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Cheryl Grant, Senior Staff Attorney, at (202) 551-3359, or me, at (202) 551-3833, with any questions.

Sincerely,

Michele Anderson
Legal Branch Chief